Erayak Power Solution Group Inc.

December 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Thomas Jones

Re:	Erayak Power Solution Group Inc.

Registration Statement on Form F-1, as amended (File No. 333- 262292)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Erayak Power Solution Group Inc. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 2:00 p.m., Eastern Time, on December 13, 2022, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Erayak Power Solution Group Inc.

By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer and Director